UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 002-39822

A.                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(K) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2007 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2007 and 2006, and the related schedule thereto as of December 31, 2007. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

FINANCIAL STATEMENTS AND EXHIBIT

(a)  FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Financial Statements As of and for the Years Ended December 31, 2007 and 2006

Statements of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule As of December 31, 2007*

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Signature

(b) Index to Exhibits

Exhibit 23 - Consent of Smith & Howard, P.C. Independent Registered Public Accounting Firm

*  All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Equifax Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Smith & Howard, P.C.

Atlanta, GA

June 18, 2008

EQUIFAX INC. 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS

Investments, at fair value	$248,788,817	$246,635,362
Cash, interest bearing	655,949	1,363,002
Cash, non-interest bearing	—	56,074
Participant contribution receivable	3,552	—
Company contribution receivable	4,824,388	657,704
Accrued income	2,699	4,161

Other receivable	1,578	5,562

Net Assets Available for Plan Benefits	$254,276,983	$248,721,865

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2007

Additions to Net Assets Attributed to:
Contributions:
Employer	$4,845,201
Participant	16,336,129
Rollovers	2,716,769
23,898,099

Interest and dividend income	10,943,964
Interest on participant loans	223,581
11,167,545

35,065,644

Deductions from Net Assets Attributed to:
Benefits paid to participants	28,345,776
Net depreciation in fair value of investments	1,796,308
Administrative and other expenses	24,340
30,166,424

Increase in Net Assets	4,899,220

Transfers In	655,898

Net Assets Available for Plan
Benefits at Beginning of Year	248,721,865

Net Assets Available for Plan
Benefits at End of Year	$254,276,983

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for more detailed information.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the “Company”) are eligible to participate in the Plan immediately upon employment.

On August 30, 2006, the Group Plans Administrative Committee voted unanimously to eliminate the Fidelity National Information Services, Inc. (“FNIS”) Stock Fund from the Plan’s investment line-up over a three month period beginning April 1, 2007.  Participants were notified in September 2006 of this decision and were given the opportunity to divest out of the FNIS Stock Fund into other existing funds at their discretion.  Remaining funds in the FNIS Stock Fund as of April 1, 2007 were re-allocated to the Fidelity Freedom Funds based on the ages of the affected participants.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Contributions

Each participant may make contributions from 1% to 30% of his/her total compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits.  In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits.  These contributions are not eligible for Company matching contributions.

The Company may make a discretionary matching contribution of some percentage of the first 6% of salary contributed by each participant during the Plan year.  The match percentage for the 2007 Plan year was 50%.  Matching contributions are initially invested in the Equifax Stock Fund.  However, upon receiving the match allocation in the Equifax Stock Fund, the participant may immediately reinvest his or her match allocation into one of the other available Plan investment options. Matching of after-tax contributions are net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn.  Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, is deductible under the Internal Revenue Code (the “IRC”) or such other federal income tax statutory provision as may be applicable.  In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

Participants’ accounts (including all Company and employee contributions and earnings thereon) are at all times vested with such participants.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”).  Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan.  The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and oversees the Plan’s assets and operations.

Investment Options

The participants may direct their elective deferrals in and among various investment options.  Participants may change their investment elections and transfer money between investment options on a daily basis.  The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as one collective trust.  In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund, which includes an investment in a money market fund for liquidity purposes.  However, a participant could make transfers out of this fund into one of the other available Plan investment options at any time.

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship.  Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals.  Once a participant’s employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance.  This lump-sum distribution is payable in cash, Equifax Inc. common stock, FNIS common stock (if present in the participant’s account), or any combination thereof at the participant’s election.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.  A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions.  Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants which are secured by balances in the participant’s account.  Only one loan is permitted at a time, and the minimum loan amount is $1,000.  Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000.  Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years.  Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken.  Loan fees for setup and maintenance are paid by the participant.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period.  Significant judgment is required in making these estimates and assumptions and is based on the best available information.  Actual results could be materially different from those estimates and assumptions.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees, are paid by the Company.  The expenses for administration include the fees and expenses of the Plan’s Trustee.

Valuation of Plan Investments and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  In addition, the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

The Managed Income Portfolio is a common collective trust fund that is valued at the net asset value based on the last reported sales price of the underlying investments held.  The Plan’s interest in the collective trust is based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.  The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

As described in Financial in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1,  Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 in 2006.  The adoption did not have a material effect on the Plan’s financial statements.  Accordingly, contract value approximates fair value.  The contracts are fully benefit-responsive.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equifax Inc. common stock and FNIS common stock are valued at their quoted market prices as obtained from the New York Stock Exchange.  Securities transactions are accounted for on the trade date.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Participant loans are carried at their outstanding cost balances, which approximates fair value.  Loan interest income is allocated to the investment funds according to the participant’s current investment elections.

Benefit payments made to participants are recorded when incurred.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2007	2006
Equifax Inc. common stock participant-directed	$51,898,482	$66,074,175
Fidelity Managed Income Portfolio	12,839,756	14,293,474
Spartan® U.S. Equity Index Fund	32,385,738	28,095,889
Fidelity Low-Priced Stock Fund	14,239,598	15,320,699
Fidelity Value Fund	18,794,776	17,458,293
Frozen FNIS common stock	—	19,234,906
Fidelity Diversified International	15,159,742	11,423,493
Fidelity Retirement Government Money Market	12,632,617	11,801,638

The net appreciation (depreciation) in the fair value of investments and interest and dividends for the year ended December 31, 2007 are as follows:

	Net	Interest
	Appreciation	and
	(Depreciation)	Dividends
Money market funds	$—	$579,013
Common/collective trusts	—	584,533
Equifax Inc. common stock	(5,855,095)	—
Other registered investment companies	4,058,787	9,780,418
	$(1,796,308)	$10,943,964

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities and guaranteed investment contracts.    Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 15, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 1,427,351 and 1,631,435 shares of Equifax Inc. common stock at December 31, 2007 and 2006, respectively, with a market value of $51,898,482 and $66,074,175, respectively.  Dividends received by the Plan include dividends paid by Equifax Inc.  All transactions in Equifax Inc. common stock held within the Equifax Stock Fund qualify as related-party transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee.  These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2007, $11,279 was payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities as of December 31, 2007 on the Plan’s Form 5500, but are not reflected as liabilities in the Plan financial statements.  The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reflected in the Plan’s Form 5500 as filed by the Company as of December 31, 2007:

Net assets available for plan benefits per the financial statements	$254,276,983
Benefits payable	(11,279)
Net assets available for plan benefits per Form 5500	$254,265,704

The following is a reconciliation of total deductions per the financial statements to the amounts reflected in the Plan’s Form 5500 as filed by the Company for the year ended of December 31, 2007:

Total deductions per the financial statements	$30,166,424
Adjustment for benefits payable	11,279
Total deductions per the Form 5500	$30,177,703

NOTE 8 – SUBSEQUENT EVENTS

On May 15, 2007, Equifax Inc. purchased all of the common stock of TALX Corporation (TALX), a publicly traded company.  Effective January 1, 2008, the TALX Corporation Savings and Retirement Plan (TALX Plan) merged with the Equifax Plan and approximately $50,000,000 in assets were transferred into the Equifax Plan.

EQUIFAX INC. 401(K) PLAN

SCHEDULE H, LINE 4i -  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER:003

FORM :5500

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Market Value

	ABF	International Equity PA	N/A	$5,205,078
	Morgan Stanley Instl	U.S. Large Cap Growth	N/A	3,459,878
	Morgan Stanley Instl	Midcap Growth Adv	N/A	8,321,947
	Morgan Stanley InstI	Emerging Markets	N/A	4,032,735
	PIMCO	Total Return Instl	N/A	5,060,381
	RS Partners	Small Cap Blend	N/A	602,377
*	Equifax	Employer Stock Fund	N/A	51,898,482
*	Fidelity	Real Estate	N/A	837,808
*	Fidelity	Equity Income	N/A	6,234,452
*	Fidelity	Value	N/A	18,794,776
*	Fidelity	Asset Manager	N/A	7,356,668
*	Fidelity	Low-Priced Stock	N/A	14,239,598
*	Fidelity	Asset Manager: Growth	N/A	9,399,413
*	Fidelity	Diversified International	N/A	15,159,742
*	Fidelity	Freedom Income	N/A	2,207,316
*	Fidelity	Freedom 2000	N/A	939,811
*	Fidelity	Freedom 2010	N/A	8,321,572
*	Fidelity	Freedom 2020	N/A	9,421,416
*	Fidelity	Freedom 2030	N/A	8,082,264
*	Fidelity	Freedom 2040	N/A	2,797,985
*	Fidelity	Freedom 2050	N/A	350,605
*	Fidelity	Retirement Government Money Market	N/A	12,632,617
*	Fidelity	Managed Income Portfolio	N/A	12,839,756
*	Fidelity	Spartan US Equity Index	N/A	32,385,738
*	Fidelity	US Bond Index	N/A	5,423,779
*	Fidelity	Interest Bearing Cash	N/A	655,949
*	Participant Loans	Varying maturities and interest rates from 5.0% to 10.25%	N/A	2,782,623

				$249,444,766

* Party-in-interest to the Plan as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 30, 2008	By:	/s/Kent E. Mast
Kent E. Mast Corporate Vice President and Chief Legal Officer; Member of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Smith & Howard, P.C., Independent Registered Public Accounting Firm